UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE	ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE	ACT OF 1934

Commission File Number: 1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNAMETAL THRIFT PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kennametal Inc.

1600 Technology Way

P.O. Box 231

Latrobe, Pennsylvania 15650

KENNAMETAL THRIFT PLUS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Kennametal Thrift Plus Plan:

We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 22, 2012

KENNAMETAL THRIFT PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Receivables:
Notes receivable from participants	$10,196,536	$9,666,591
Participant contributions	772,997	753,033
Employer contributions	833,727	447,039

Total receivables	11,803,260	10,866,663

Investments at fair value (Note 3):
Mutual funds	247,808,765	258,442,134
Master trust	108,997,309	102,414,233
Kennametal Inc. capital stock	58,703,607	65,418,828

Total investments at fair value	415,509,681	426,275,195

Total assets	427,312,941	437,141,858

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(5,456,564)	(4,672,663)

NET ASSETS AVAILABLE FOR BENEFITS	$421,856,377	$432,469,195

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$16,599,053
Employer contributions	16,880,372
Dividends and interest	10,914,003
Interest - notes receivable from participants	473,814

Total additions	44,867,242

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	34,549,260
Net depreciation in fair value of investments	20,826,049
Loan distributions	63,755
Administrative fees	40,996

Total deductions	55,480,060

NET DECREASE	(10,612,818)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	432,469,195

End of year	$421,856,377

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1—DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plus Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.

The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly and union employees of Kennametal Inc. and certain of its subsidiaries (Kennametal or the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor.

ADMINISTRATION OF THE PLAN – The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the record keeper.

ELIGIBILITY – All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING – Employee contributions are fully vested. All Employer contributions (basic, matching and discretionary) cliff vest after the third anniversary of the participant’s employment date. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $333,331 and $462,077, respectively. These amounts will be used to reduce future employer contributions.

PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan, reflecting investments, contributions, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS – The Plan allows participants to elect a contribution rate (either pre-tax, after-tax, or a combination of both) of 1% to 50% of the employee’s eligible wages, which include base salary, overtime, shift differential pay and incentive compensation. Highly compensated employees are limited to contributing 9% pre-tax and 4% after-tax of their eligible wages. Newly hired employees are automatically enrolled at 3%. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make catch-up contributions.

Unless otherwise amended, the Plan provides for employer matching contributions of 50% of employee contributions up to 6%. As such, the maximum employer matching contribution is 3%. Under the Plan, the Company has the discretion to make its employer matching contributions in Kennametal capital stock.

The participants can elect to have their contributions (pre-tax, after-tax, catch-up and rollover amounts) invested in the different investment funds available under the Plan. Currently, the Plan offers 25 mutual funds, Kennametal Inc. capital stock and a Master Trust. During 2011, employer matching contributions were invested in the same investment fund elections that the employee elected for their pre-tax or after-tax contributions.

In connection with certain changes to the Kennametal Inc. Retirement Income Plan, a Company-sponsored defined benefit pension plan, certain employees are no longer eligible to participate in that plan. These employees are eligible to participate in the Plan and receive a fixed basic contribution equal to 3% of the employee’s eligible compensation and an additional discretionary contribution from 0% up to 3%. Under the Plan, the Company has the right to make its basic and discretionary contributions in Kennametal capital stock. In August 2011, the Company made a discretionary contribution of 3% of participant’s eligible compensation. During 2011, the basic and discretionary contributions were invested in the same investment fund elections that the employee elected for their pre-tax or after-tax contributions.

DISTRIBUTIONS – Distributions to participants due to disability, retirement or death are payable in either a lump sum or periodic payments for a period not to exceed ten (10) years at the participant’s election. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the plan document.

In addition, while still employed, participants may withdraw after-tax employee contributions, rollover contributions and pre-tax employee contributions if over age 59.5, at any time. Vested Company contributions and pre-tax employee contributions may be withdrawn by participants under age 59.5 only for specific hardship reasons.

NOTES RECEIVABLE FROM PARTICIPANTS – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum note amount of $1,000. Principal and interest are paid ratably through payroll deductions. The maximum term permissible for a general-purpose note is 5 years and 30 years for a residential note. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the note. Interest rates on notes receivable from participants ranged from 4.25% to 10.5% at December 31, 2011 and 2010, respectively. Notes receivable from participants outstanding at December 31, 2011 have maturity dates ranging from 2012 to 2041.

INVESTMENTS – Participants direct their contributions and Company cash contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds available under the Plan. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.

For Company contributions made in Kennametal capital stock, participants have the ability to exchange the Kennametal capital stock for a single investment fund or for any combination of investment funds offered by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual method of accounting.

As described in the guidance on “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this standard, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

RECENT ACCOUNTING PRONOUNCEMENTS

Adopted

As of January 1, 2011, the Plan adopted changes to fair value measurement disclosures. These changes require information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The adoption of this guidance did not have an impact on the Plan’s financial statements.

Issued

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance on fair value measurements and disclosure. The objective of this guidance is a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and international financial reporting standards. Many of the amendments in this guidance represent clarifications to existing guidance or changes in the measurement guidance for determining fair value. The most significant change in disclosures is an expansion of the information required for Level 3 measurements. Disclosures will be required about the use of a nonfinancial asset measured or disclosed at fair value if its use differs from its highest and best use. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. This guidance is effective for the Plan beginning January 1, 2012.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS – Investment transactions are recorded on a trade date basis. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 5) are fully benefit-responsive. Fully benefit-responsive investment contracts are reported at fair value under investments with a corresponding adjustment to contract value for purposes of reporting net assets available for investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in Kennametal capital stock are valued at their quoted market price at year-end.

NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document. Interest income is recorded in the period earned.

PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants / beneficiaries.

INVESTMENT INCOME – Interest and dividend income are recorded in the period earned.

NET DEPRECIATION – Net depreciation in fair value of investments is composed of unrealized losses and gains, which represent the change in market value, compared to the cost of investments in each year, and realized losses and gains on security transactions, which represent the difference between proceeds received and average cost. Net depreciation in fair value of investments for the year ended December 31, 2011 was as follows:

2011

Mutual Funds	$16,872,915
Kennametal Inc. Capital Stock	3,953,134

Total	$20,826,049

PLAN EXPENSES – Investment management fees and all costs incurred in connection with the purchase and sale of securities are equitably apportioned among the respective investment funds. These expenses are included as a deduction from net assets in the statement of changes in net assets available for benefits. Other administrative fees are paid by the Company.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three levels to prioritize the inputs used in valuations, as defined below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable.

The following sections describe the valuation methodologies used by the Plan to measure investments at fair value, including an indication of the level in the fair value hierarchy in which each major category of investments is generally classified. Where appropriate, the description includes details of the valuation models and any significant assumptions. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual Funds Investments in mutual funds are valued at quoted net asset values at year end.

Master Trust The plan has an undivided interest in the underlying assets of the Master Trust. Assets of the Master Trust are held in a stable value fund by INVESCO. The Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts. See Note 5 for additional disclosures on the Master Trust. The fair value of the underlying assets of the Master Trust were determined using a present value model and the principal inputs are discount rate, fee periods, fee invoice schedule, contract value, replacement cost and actual cost.

Capital Stock Investments in capital stock are valued at their quoted market price at year-end.

As of December 31, 2011, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$90,034,105	-	-	$90,034,105
Balanced funds	88,714,928	-	-	88,714,928
Value funds	37,677,842	-	-	37,677,842
Fixed income funds	18,678,475	-	-	18,678,475
Index funds	12,703,415	-	-	12,703,415
Plan's interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	-	$101,625,812	-	101,625,812
Money market fund	-	7,371,497	-	7,371,497
Kennametal Inc. capital stock	58,703,607	-	-	58,703,607

Total investments	$306,512,372	$108,997,309	-	$415,509,681

As of December 31, 2010, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$101,149,586	-	-	$101,149,586
Balanced funds	85,506,774	-	-	85,506,774
Value funds	41,239,503	-	-	41,239,503
Fixed income funds	17,314,393	-	-	17,314,393
Index funds	13,231,878	-	-	13,231,878
Plan's interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	-	$97,608,218	-	97,608,218
Money market fund	-	4,806,015	-	4,806,015
Kennametal Inc. capital stock	65,418,828	-	-	65,418,828

Total investments	$323,860,962	$102,414,233	-	$426,275,195

NOTE 4 - INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2011	2010

Stable Value Fund	$108,997,309	$102,414,233
Kennametal Inc. Capital Stock	58,703,607	65,418,828
MSIFT MidCap Growth Portfolio	35,941,689	40,229,128
Fidelity Capital Appreciation Fund	27,987,932	29,755,749
American Funds EuroPacific Growth Fund	N/A	23,101,514

(a)	The fair value of the investment in American Funds EuroPacific Growth Fund as of December 31, 2011 is not five percent or more of the Plan’s total net assets available for benefits.

NOTE 5 - MASTER TRUST

A portion of the Plan’s investments are held in a Master Trust that was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by INVESCO. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts).

The Master Trust’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

To accomplish the objectives described above, the Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts (GICs). In wrapper contracts, the investments are owned and held by the Master Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest-crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Master Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.

The average yield earned by the Plan based on actual earnings was 1.36% and 2.20% for the years ended December 31, 2011 and 2010, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 2.87% and 3.84% for the years ended December 31, 2011 and 2010, respectively.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes that the events described above could result in the payment of benefits at fair value rather than contract value and are not probable of occurring in the foreseeable future.

Investments held by the Master Trust at December 31, 2011 were as follows:

Security	Issuer Rating	Investments at Fair Value	Adjustments to Contract Value	Investments at Contract Value

Wrapped Portfolios
Common Collective Trusts:
Monumental IGT INVESCO Short Term Bond Fund	AA-/A1	$24,732,887	$(1,241,581)	$23,491,306
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A+/A1	22,292,377	(1,537,951)	20,754,426
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A-/A3	22,258,267	(1,534,163)	20,724,104
NATIXIS IGT INVESCO Short-term Bond Fund	A+/Aa3	21,739,113	(873,540)	20,865,573
State Street IGT INVESCO Short-term Bond Fund	AA-/Aa2	15,377,692	(630,283)	14,747,409
JP Morgan Chase IGT INVESCO Short-term Bond Fund	A+/Aa1	10,746,001	(472,884)	10,273,117
JP Morgan Chase Wrapper contracts	A+/Aa1	45,252	(1,991)	43,261
Monumental Wrapper contracts	AA-/A1	17,390	(873)	16,517
Short-Term Investments
Fidelity Money Market	N/A	8,501,832	-	8,501,832

Total		$125,710,811	$(6,293,266)	$119,417,545

At December 31, 2011, the Plan’s interest in the Master Trust was approximately 87 percent. Total investment income for the Master Trust was $3,810,616 for the year ended December 31, 2011. The investment income for the Master Trust is recorded in dividends and interest in the statement of changes in net assets available for benefits.

Investments held by the Master Trust at December 31, 2010 were as follows:

Security	Issuer Rating	Investments at Fair Value	Adjustments to Contract Value	Investments at Contract Value

Wrapped Portfolios

Common Collective Trusts:
NATIXIS IGT INVESCO Short-term Bond Fund	A+/Aa3	$21,001,687	$(846,444)	$20,155,243
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A/A2	21,111,206	(1,236,191)	19,875,015
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	A+/A1	21,155,488	(1,290,450)	19,865,038
Monumental IGT INVESCO Multi-Mgr A or Better Core Fund	AA-/A1	18,519,297	(757,955)	17,761,342
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA-/Aa1	15,457,065	(618,435)	14,838,630
State Street IGT INVESCO Short-term Bond Fund	AA-/Aa2	14,848,896	(616,130)	14,232,766
Pacific Life Wrapper contracts	A+/A1	58,152	(3,547)	54,605
Monumental Wrapper contracts	AA-/A1	38,168	(1,562)	36,606
Short-Term Investments
Fidelity Money Market	N/A	5,523,988	-	5,523,988

Total		$117,713,947	$(5,370,714)	$112,343,233

At December 31, 2010, the Plan’s interest in the Master Trust was approximately 87 percent.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated December 16, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and related trust is tax-exempt. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely would not be sustained upon examination by taxing jurisdictions. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 1,606,126 and 1,656,205 shares of Kennametal capital stock, or $58,703,607 and $65,418,828 at December 31, 2011 and 2010, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

NOTE 10 – SUBSEQUENT EVENT

Effective July 1, 2012 three affiliates from the Kennametal Affiliated Savings Plan (KASP) are expected to be merged into the Plan. It is expected that the final affiliate from KASP will be merged into the Plan by January 2, 2013.

KENNAMETAL THRIFT PLUS PLAN

PLAN NUMBER: 002

EIN: 25-0900168

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair Value

		Mutual Funds

	Morgan Stanley	MSIF MidCap Growth Portfolio	N/A	$35,941,689
*	Fidelity	Fidelity Capital Appreciation Fund	N/A	27,987,932
	American Funds	American Funds EuroPacific Growth Fund	N/A	18,509,260
*	Fidelity	Fidelity Freedom 2015 Fund	N/A	19,817,777
*	Fidelity	Fidelity Freedom 2025 Fund	N/A	17,657,752
	Lord Abbett	Lord Abbett SmallCap Value Fund	N/A	14,725,129
	Hotchkis & Wiley	H&W LargeCap Value Fund	N/A	14,601,371
*	Fidelity	Fidelity Freedom 2020 Fund	N/A	13,593,172
	Vanguard	Vanguard Institutional Index Fund	N/A	12,052,021
*	Fidelity	Fidelity Freedom 2030 Fund	N/A	10,674,658
	Vanguard	Vanguard Total Bond Market Index Signal	N/A	9,653,939
	Pimco	Pimco Total Return Fund	N/A	9,024,536
*	Fidelity	Fidelity Freedom Income Fund	N/A	7,761,042
*	Fidelity	Fidelity Freedom 2035 Fund	N/A	7,248,546
	Hotchkis & Wiley	H&W MidCap Value Fund	N/A	7,017,492
*	Fidelity	Fidelity Freedom 2040 Fund	N/A	6,878,988
	Morgan Stanley	MSIF Small Company Growth Portfolio	N/A	5,752,092
*	Fidelity	Fidelity Freedom 2010 Fund	N/A	2,679,490
*	Fidelity	Fidelity Freedom 2050 Fund	N/A	1,272,189
*	Fidelity	Fidelity Freedom 2045 Fund	N/A	1,131,314
	Allianz	Allianz NFJ Dividend Value Fund	N/A	1,077,158
	Lord Abbett	Lord Abbett SmallCap Blend Fund	N/A	931,249
	Vanguard	Vanguard Total International Stock	N/A	911,883
	Vanguard	Vanguard Mid Capitalization Index Signal	N/A	651,394
	Columbia	Columbia MidCap Value Fund	N/A	256,692

		Total Mutual Funds		247,808,765

		Master Trust
	INVESCO	Stable Value Fund	N/A	108,997,309

		Kennametal Inc. Capital Stock
*	Kennametal Inc.	Kennametal Inc. Capital Stock	N/A	58,703,607

		Total Investments		415,509,681

*	Notes receivable from participants	Maturities from 2012 to 2041, interest rates from 4.25% to 10.5%	N/A	10,196,536

		Total		$425,706,217

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN

Date: June 22, 2012	By:	/s/ John Bielinski
John Bielinski
Plan Administrator